Exhibit 99.61

GLJ	Petroleum	Principal Officers:
	Consultants	Keith M. Braaten, P. Eng.
President & CEO
Jodi L. Anhorn, P. Eng.
Executive Vice President & COO

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Caralyn P. Bennett, P. Eng.
Leonard L. Herchen, P. Eng.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
Mark Jobin, P. Geol.
John E. Keith, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

TO:                         Bellatrix Exploration Ltd.

2300, 530 — 8 Avenue SW

Calgary, Alberta T2P 3S8

Ladies and Gentleman:

Re:	Registration Statement on Form 40-F

We hereby consent to the use and reference to our firm name and report dated February 14, 2011, evaluating the crude oil, natural gas liquids and natural gas reserves attributed to the properties of Bellatrix Exploration Ltd. as of December 31, 2010, and the information derived from such report, in the Registration Statement on Form 40-F of Bellatrix Exploration Ltd. registering its Common Shares under the Securities Exchange Act of 1934, as amended.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

/s/ Bryan M. Joa

Bryan M. Joa, P. Eng.
Vice President

Dated:  September 6, 2012

Calgary, Alberta

4100, 400  –  3rd Avenue S.W., Calgary, Alberta, Canada  T2P 4H2  •  (403) 266-9500  •  Fax (403) 262-1855  •  GLJPC.com